UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2021 Q1 Trading Update (Unaudited)
26th April 2021	Good start to the year with underlying revenue up 5% in the first quarter
Andy Bird, Chief Executive said:
"It's been a good start to the year for Pearson, delivering 5% sales growth in the quarter. This is despite a longer period of disruption from COVID-19 in the quarter compared to last year. I'd like to thank colleagues for their ongoing dedication and hard work.

"We are building pace and momentum. We are making good strategic progress in our ongoing shift to digital, we are in the advanced stages of preparation for the forthcoming launch of our new college app and our organisational redesign is on track.

"We continue to expect to deliver revenue and profit growth in 2021 and for our performance to be in line with our 2021 outlook as we benefit from improving trading conditions as COVID-19 restrictions ease. We are focused on executing our new strategy and believe that it will create sustainable and significant value for all of Pearson's stakeholders."

Financial summary	Underlying growth
Sales
Global Online Learning	25%
Global Assessment	(2)%
North American Courseware	1%
International	(2)%
Total	5%
Throughout this announcement growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude both currency movements and portfolio changes.
Highlights

● Encouraging start to the year despite challenging market conditions, with underlying revenue growth of 5% reflecting good progress as we reposition Pearson for sustainable growth with a strong direct to consumer focus.
● Global Online Learning up 25%, with strong growth in Virtual Schools due to enrolment growth in the current school year in Partner Schools as well as in US district partnerships; modest growth in OPM due to ongoing impact of discontinued programs.
● Global Assessment down 2%, as strong recovery in Professional Certification and US Clinical Assessment was more than offset by US School Assessment, where revenue was down significantly due to the challenging comparative and reuse of material from cancelled exams.
● North American Courseware up 1% as Canada benefited from the continued sales shift to digital and a school funding increase which more than offset a 1% decline in US Higher Education Courseware. We continued to see good momentum in the US business with growth in total units sold into colleges, growth in digital sales and registrations, and returns continuing to trend lower. Growth in eBooks more than offset declines in print and bundle units, showing signs of secondary market recapture.
● International down 2% with a decline in English as COVID-19 continued to impact our courseware and franchise business in Latin America, notwithstanding slight improvement in Pearson Test of English volume and courseware recovery in China. BTEC revenue was lower due to FE College closures and lower resit fees due to 2020 exam cancellations. This was partially negated by strong courseware sales in Europe and South Africa.
● We continue to expect our performance to be in line with our 2021 outlook, as outlined on 8 March 2021 at our full year results.

We show below our performance in the quarter under the new divisional structure announced on 8 March, which we will implement in the second half of the year. As previously announced we expect to publish proforma actual and comparative financial information on this basis together with our interim results.

Financial summary - new divisions	Underlying growth
Sales
Virtual Learning	26%
Higher Education	0%
English Language Learning	(4)%
Workforce Skills	(8)%
Assessment & Qualifications	0%
Businesses under strategic review*	3%
Total	5%

●
Higher Education was flat, reflecting the same performance as for North American Courseware, excluding growth in Canada school courseware which is under strategic review.
●
English Language Learning down 4%, due to the continuing COVID-19 impact on English as noted under International above.
●
Workforce Skills down 8%, due to the effect of college closures and exam cancellations on BTEC revenue as noted under International above.
●
Assessments & Qualifications was flat, with improvement over Global Assessment due to the inclusion of international clinical assessment and UK schools revenue, which were up slightly.

*Subject to change as review concludes

Strong balance sheet
We maintained a strong balance sheet and significant financial headroom.

As noted in our 2020 Annual Report, in February 2021, we received Charging Notices in relation to the European Commission 2019 ruling on alleged State Aid and £100m was subsequently paid in March. We expect to recover the funds in due course.

Contacts
Investor Relations	Jo Russell Anjali Kotak Teddy Symington	+44 (0) 7785 451 266 +44 (0) 7802 890 724 +44 (0) 7443 354 088
Media	Tom Steiner Gemma Terry	+44 (0) 7787 415 891 +44 (0) 7841 363 216
Teneo	Charles Armitstead	+44 (0) 7703 330 269

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 26 April 2021
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary